UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y6255E1011
(CUSIP Number)

Vrysiis Aikaterini Vosniadi
c/o Deverakis Law Office
52 Agiou Constantinou Street
Marousi 151 24, Greece
+30 2106140810

With copies to:

William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Common Stock have no CUSIP number. The CINS number for the Common Stock is Y6255E101

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Oil and Gas Ships Investor Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,985,149
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,985,149
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,985,149
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 48.53%
14	Type of Reporting Person: CO

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Vrysiis Aikaterini Vosniadi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: [Greece]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,985,149*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,985,149*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,985,149*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 48.53%
14	Type of Reporting Person: IN

* Shares held by Oil and Gas Ships Investor Limited.

           This Schedule 13D is being filed by Oil and Gas Ships Investor Limited (“O&G”) and Vrysiis Aikaterini Vosniadi (“Principal”, and collectively with O&G, the “Reporting Persons”).  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares (as defined below).  This Schedule 13D constitutes the original report of the Reporting Persons.

Item 1.  Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Shares”), of Nautilus Marine Acquisition Corp., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 90 Kifissias Avenue, Maroussi 15125 Athens, Greece.

Item 2.  Identity and Background

The following information relates to O&G:

(a)	Name: Oil and Gas Ships Investor Limited

(b)	Place of Organization: Republic of the Marshall Islands

(c)	Principal Business: Shipping Address of Principal Office: c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta

(d & e)
O&G has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mare Services Limited ("Mare") of Malta is the sole director of O&G.  Mare is a limited liability company organized under the laws of Malta.  Mare has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable

The following information relates to Principal:

(a)	Name: Vrysiis Aikaterini Vosniadi

(b)	Business Address: c/o Deverakis Law Office, 52 Agiou Constantinou Street 1st Floor, 151 24 Marousi, Greece.

(c)	Principal Occupation: Investor

(d & e)
Vrysiis Aikaterini Vosniadi has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Greece

Item 3.  Source and Amount of Funds or Other Consideration

O&G acquired an aggregate of 1,985,149 Shares pursuant to the Share Purchase Agreement dated as of December 5, 2012 (the “Share Purchase Agreement”) pursuant to which the Issuer acquired Assetplus Limited from O&G and Assetplus’ other shareholder, Vega Resource Group AS.  The consideration received by O&G from the Issuer included 1,485,149 of the Shares that it now owns.

In addition, in connection with the closing of the sale of Assetplus to the Issuer pursuant to the Share Purchase Agreement, O&G received from Astra Maritime Inc. (“Astra”), Orca Marine Corp. (“Orca”), Fjord Management S.A. (“Fjord”), Nicolas Bornozis (“Bornozis”), Alexandros Argyros (“Argyros”), Stylianos (Stelios) Anastopoulos (“Anastopoulos” and together with Astra, Orca,  Fjord, Bornozis and Argyros the “Insiders”) 500,000 Shares (the “Insider Shares”).  The assignment of these Shares to O&G by the Insiders was a condition to the closing of the Share Purchase Agreement.

Pursuant to the Amended and Restated Securities Subscription Agreement dated November 22, 2010 (the “Subscription Agreement”) between the Insiders and the Issuer and that certain “insider letter” dated July 14, 2011 (the “Letter Agreement”) by and between the Insiders, the Issuer, Maxim Group LLC and certain other signatories thereto, 100,000 of the 500,000 Insider Shares assigned to O&G are subject to forfeiture in accordance with the terms and conditions of Section 10(a) of the Letter Agreement (the “Forfeiture Conditions”).  The Forfeiture Conditions provide that if certain conditions relating to the market prices of the Shares are not satisfied, O&G will forfeit some or all of the 100,000 Insider Shares that are subject to the Forfeiture Conditions.

Item 4.  Purpose of Transaction

All of the Shares reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Issuer.  The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer.  Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may from time to time, subject to any legal or contractual restrictions, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.  Interest in Securities of the Issuer

(a)           As of the date hereof, O&G owns, and Principal may be deemed beneficial owner of, 1,985,149 Shares, or 48.53% of the outstanding Shares.  Principal owns 100% of the capital stock of O&G.

(b)           O&G has the sole power to vote or direct the vote of 1,985,149 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,985,149 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Principal has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,985,149 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,985,149 Shares.

(c)           See Item 3 above.

(d)           Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Subscription Agreement and the Letter Agreement 100,000 of the 500,000 Insider Shares assigned to O&G are subject to the “Forfeiture Conditions.  The Forfeiture Conditions provide that if certain conditions relating to the market prices of Shares are not satisfied, O&G will forfeit some or all of the 100,000 Insider Shares that are subject to the Forfeiture Conditions.  The full text of the Letter Agreement is filed herewith as Exhibit C and is incorporated by reference herein.

Pursuant to the Share Purchase Agreement, the parties thereto agreed, among other matters and subject to the terms and conditions thereof, that the Issuer, as promptly as practicable following the Closing Date (as defined in the Share Purchase Agreement), appoint to its board of directors the following three individuals:  Mr. Anthony Argyropoulos; Mr. Savvas Georghiades, and Mr. Alexander Gotsopoulos.  Accordingly, these individuals were appointed to serve on the Issuer's board of directors on the Closing Date.  The full text of the Share Purchase Agreement is filed herewith as Exhibit B and is incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement between the Reporting Persons

Exhibit B:	Share Purchase Agreement (Incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on December 7, 2012)

Exhibit C	Letter Agreement (Incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Issuer on July 20, 2011)

[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OIL AND GAS SHIPS INVESTOR LIMITED

By:	Mare Services Limited

	By:	/s/ Adriano Cefai
		Name:	Adriano Cefai
		Title:	Director

/s/ Vrysiis Aikaterini Vosniadi
Principal

Dated: March 12, 2013

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated March 12, 2013 relating to the common stock of Nautilus Marine Acquisition Corp. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[SCHEDULE 13D JOINT FILING AGREEMENT SIGNATURE PAGE]

OIL AND GAS SHIPS INVESTOR LIMITED

By:	Mare Services Limited

	By:	/s/ Adriano Cefai
		Name:	Adriano Cefai
		Title:	Director

/s/ Vrysiis Aikaterini Vosniadi
Principal

March 12, 2013